TCW Galileo Funds, Inc.
Fiscal Year Ending October 31, 2002
Question 77M

On November 20, 2001, the shareholders of SG Cowen Large Cap Value Fund, SG Cowen Income + Growth Fund, and SG Cowen Opportunity Fund approved the acquisition of the Funds by the TCW Galileo Diversified Value Fund, TCW Galileo Income + Growth Fund, and TCW Galileo Opportunity Fund, respectively, to be effective December 17, 2001.